EXHIBIT 99.1

Foremost Clean Energy Announces $9.0 Million 2026 Exploration Program

A Total of ~11,500 Metres of Drilling Planned as Part of Substantial 2026 Exploration Budget Prioritized for Discovery

VANCOUVER, British Columbia, Dec. 22, 2025 (GLOBE NEWSWIRE) -- Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) ("Foremost" or the "Company"), is pleased to announce its plans for a $9 million exploration program in 2026 (the “2026 Exploration Program”), primarily focused on advancing its Athabasca Basin uranium projects. The Company maintains a portfolio of 10 optioned and highly prospective uranium projects covering 130,000 hectares/330,000 acres in the Athabasca Basin from Denison Mines Corp. (“Denison”) (TSX: DML, NYSE: DNN). Several of the projects benefit from extensive geophysical and geochemical datasets and previous drilling. By integrating Denison’s historic data and geological interpretations with exploration that Foremost has conducted over the past year, the Company has identified several high-priority exploration areas that form the basis of the 2026 Exploration Program.

Recent exploration updates at Hatchet Lake (October 29, 2025; December 4, 2025) and Turkey Lake (December 1, 2025) have advanced multiple targets and provided the foundation for planned 2026 winter and summer drilling. In addition to its uranium-focused exploration, Foremost also plans to advance its Jean Lake Gold Project (“Jean Lake”), located in Manitoba, by incorporating recent drill results, re-sampling of historic core, and results from pending assays (see news release dated December 8, 2025) to finalize additional drill targets.

2026 Exploration Program Highlights

  ~$9.0 million 2026 Exploration Program, to primarily focus on advancing Foremost’s Athabasca Basin uranium portfolio across multiple permitted, drill-ready projects.
  Winter 2026 ~5,000 m drilling planned at Hatchet Lake to follow up a new uranium discovery from the 2025 drill program TF-25-16: 6.2 m of 0.10% U₃O₈, including 0.87% U₃O₈ over 0.45 m (see news release dated October 29, 2025).
  Gravity survey results pending at Hatchet Lake (see news release dated December 4, 2025), expected to refine drill targeting along the southern Richardson Trend where historical drilling is limited.
  Turkey Lake drilling planned for summer 2026 (2,000–2,500 m) following interpretation of gravity survey results (see news release dated December 1, 2025), targeting shallow structural corridors along the Basin margin where historic drilling returned uranium intercepts including 0.16% U₃O₈ over 0.6 m (TUR-41) and 0.12% U₃O₈ over 0.5 m (TL-10-13).2
  Jean Lake (Manitoba): 2026 drilling planned (~4,000 m) following completion of the 2025 drill program (15 holes, 2,266 m) with assays pending for 11 holes, plus ongoing re-sampling of high-priority 2023 core (see news release dated December 8, 2025).

Jason Barnard, President and CEO of Foremost, commented: “Our core focus remains uranium and the broader Athabasca portfolio, where we see the most scalable value and the clearest line of sight to meaningful discoveries. This strategy is about deploying capital where the data is strongest and where we can generate results efficiently. Hatchet Lake is our anchor for 2026, supported by a new uranium discovery, extensive geophysical datasets, gravity results coming in, and historical alteration along the Richardson Trend. Turkey Lake provides a highly efficient opportunity to test shallow, under-explored structural corridors along the Basin margin once gravity interpretation is complete.

Jean Lake complements this strategy as a low-cost, high-impact asset with demonstrated high-grade gold. We are well funded and pleased with the progress we’ve made advancing our portfolio. By building on extensive historical foundations and the technical work completed over the past year, we are entering 2026 with a focused exploration program that we believe can deliver meaningful results for shareholders.”

Athabasca Basin Uranium Program (Saskatchewan)

Hatchet Lake Uranium Property

The Company recently completed a 2,400-metre diamond drill program, highlighted by a new uranium discovery at hole TF-25-16, which returned 6.2 metres of 0.10% U₃O₈, including 0.87% U₃O₈ over 0.45 metres (see news release dated October 29, 2025). This discovery, combined with extensive geophysical datasets and historical alteration, supports a significantly expanded follow-up program.

Foremost is currently awaiting results from the ground-based gravity survey that is underway at Hatchet Lake North (see news release dated December 4, 2025). The survey is focused on the southern extent of the Richardson Trend, a well-established basement structural corridor hosting brittle-ductile, graphitic shear zones that serve as favourable pathways for uranium-bearing hydrothermal fluids. Historic drilling along the trend by Denison confirmed uranium mineralization, including:

  1.52% U₃O₈ over 0.15 metres in hole RL-13-1313
  0.45% U₃O₈ over 2.3 metres in hole RL-13-1613

As part of the 2026 Program, Foremost plans ~5,000 metres of combined drilling at Hatchet Lake South and Hatchet Lake North (see figure 1). The program will target the Tuning Fork area and follow up on shallow, under-explored portions of the Richardson Trend informed by integrated gravity, electromagnetic, magnetic, and geological interpretation. Drilling is anticipated to commence in winter 2026.

Figure 1. Foremost’s Uranium Properties Regional Context Map

Turkey Lake Uranium Property

At the Turkey Lake Uranium Project, (see figure 1) Foremost is advancing targets following the receipt of a three-year exploration permit and the completion of a ground-based gravity survey (see news release dated December 1, 2025).

The Company is currently awaiting gravity survey results, which are expected to refine structural interpretations and prioritize drill targets ahead of a planned summer 2026 diamond drill program. Turkey Lake hosts shallow unconformity depths (generally less than 50 metres) and a conductive corridor with more than 10 kilometres of under-tested strike length along the eastern margin of the Athabasca Basin.

Historic exploration by Cameco and Denison identified unconformity-associated uranium mineralization at Turkey Lake, including:

  0.16% U₃O₈ over 0.6 metres in hole TUR-41 at a vertical depth of approximately 20 metres4
  0.12% U₃O₈ over 0.5 metres in hole TL-10-135

The planned 2026 drill program is expected to comprise 2,000–2,500 metres of diamond drilling, targeting both unconformity-related and basement-hosted uranium mineralization along under-tested portions of the conductive corridor and is anticipated to commence in summer 2026.

GR and Blackwing

The Company recently received results from a district-scale MobileMTTM survey over its GR and Blackwing properties (see news release dated July 7, 2025). The company is currently working to interpret the results and intends to conduct ground based geophysical surveys on both properties in 2026 to produce drill-ready targets.

Jean Lake Gold Lithium Project (Manitoba)

At Jean Lake, Foremost recently completed its 2025 diamond drill program consisting of 15 drill holes totaling 2,266 metres and initiated a strategic re-sampling program of historic drill core (see news release dated December 8, 2025).

Assay results from the initial four drill holes have defined a near-surface mineralized footprint extending beyond the original discovery area, including 12.7 g/t Au over 2.1 metres (including 40.0 g/t Au over 0.6 metres) in hole JL25-001 and 10.7 g/t Au over 5.6 metres (including 82.0 g/t Au over 0.7 metres) in hole JL25-002 (see figure 2). Assay results for the remaining 11 drill holes are pending.

Figure 2. Jean Lake 2025 DDH Compilation Map

The Company is currently re-sampling high-priority drill core from the 2023 drilling campaign adjacent to known high-grade intercepts along the Valkyrie Trend, including 102 g/t Au over 0.5 metres within 7.50 g/t Au over 7.66 metres in hole FM23-08 (see news release dated June 6, 2023). Results from this work will be integrated with all historical and recent data to update the geological model and guide a planned 2026 drill program of approximately 4,000 metres.

The 2026 exploration program is designed to advance multiple projects across Foremost’s Athabasca Basin uranium portfolio through a disciplined, technically driven approach. As results from recent gravity surveys and other datasets are received and integrated, Foremost will refine drill targets and finalize program designs ahead of planned drilling. The Company expects to provide additional updates as this work progresses and as exploration activities commence.

Qualified Person

The technical content of this news release has been reviewed and approved by Cameron MacKay, P. Geo., Vice President of Exploration for Foremost Clean Energy Ltd., and a Qualified Person under National Instrument 43-101.

A qualified person has not performed sufficient work or data verification to validate the historical results in accordance with National Instrument 43-101. Although the historical results may not be reliable, the Company nevertheless believes that they provide an indication of the property’s potential and are relevant for any future exploration program.

About Foremost

Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) (WKN: A3DCC8) is a rapidly growing North American uranium and lithium exploration company. The Company holds an option from Denison Mines Corp. (“Denison”) to earn up to 70% interest in 10 prospective uranium properties (except for the Hatchet Lake, where Foremost can earn up to 51%), spanning over 330,000 acres in the prolific, uranium-rich Athabasca Basin region of northern Saskatchewan. As the demand for carbon-free energy continues to accelerate, domestically mined uranium and lithium are poised for dynamic growth, playing an important role in the future of clean energy. Foremost’s uranium projects are at different stages of exploration, from grassroots to those with significant historical exploration and drill-ready targets. The Company’s mission is to make significant discoveries alongside and in collaboration with Denison through systematic and disciplined exploration programs.

Foremost also has a portfolio of lithium projects at varying stages of development, which are located across 55,000+ acres in Manitoba and Quebec. For further information, please visit the Company’s website at www.foremostcleanenergy.com.

Contact and Information

Company
Jason Barnard, President and CEO
+1 (604) 330-8067
info@foremostcleanenergy.com

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Forward-Looking Statements

Except for the statements of historical fact contained herein, the information presented in this news release and oral statements made from time to time by representatives of the Company are or may constitute “forward-looking statements” as such term is used in applicable United States and Canadian laws and including, without limitation, within the meaning of the Private Securities Litigation Reform Act of 1995, for which the Company claims the protection of the safe harbor for forward-looking statements. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect,” “is expected,” “anticipates” or “does not anticipate,” “plans,” “estimates” or “intends,” or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved) are not statements of historical fact and should be viewed as forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares, continuity of agreements with third parties and satisfaction of the conditions to the option agreement with Denison, risks and uncertainties associated with the environment, delays in obtaining governmental approvals, permits or financing. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Many of these factors are beyond the Company’s ability to control or predict. Important factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release can be found in the Company’s filings with the Securities and Exchange Commission. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities. and information. Please refer to the Company’s most recent filings under its profile at on Sedar+ at www.sedarplus.ca and on Edgar at www.sec.gov for further information respecting the risks affecting the Company and its business.

The CSE has neither approved nor disapproved the contents of this news release and accepts no responsibility for the adequacy or accuracy hereof.

1 Saskatchewan Mineral Assessment File 64L05-0037
2 Saskatchewan Mineral Assessment File 64L12-0077
3 Saskatchewan Mineral Assessment File MAW00308
4 Saskatchewan Mineral Assessment File 64L05-0037
5 Saskatchewan Mineral Assessment File 64L12-0077

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